Exhibit 99.1

                              FOR IMMEDIATE RELEASE


Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526



          ELAN RECEIVES APPROVAL FROM THE EUROPEAN COMMISSION TO MARKET
              PRIALT(TM) (100 MICROGRAMS/ML SOLUTION FOR INFUSION)
                             FOR SEVERE CHRONIC PAIN

  New Non-Narcotic Treatment Based on Marine Snail Peptide Blocks Pain Signals
              Approval Based on Results From Three Pivotal Studies


DUBLIN, Ireland - February 22, 2005 - Elan Corporation, plc today announced that the European Commission (EC) has granted marketing approval for PRIALT(TM) (ziconotide) for the treatment of severe, chronic pain in patients who require intrathecal (IT) analgesia.

"The EC approval of PRIALT, along with the US approval in December 2004, signal the successful completion of years of research, development, and commitment on the part of Elan to bring this innovative therapy to market," said Lars Ekman, MD, PhD, executive vice president and president, Research and Development, Elan. "PRIALT can offer new hope for patients in Europe as the first new IT analgesic approved in more than two decades. We are deeply gratified today that physicians and patients now have a significant option for the treatment of severe chronic pain, an area in which there is tremendous unmet medical need."

This approval follows a positive opinion in November 2004 by the European Committee for Medicinal Products for Human Use (CHMP), the human medicines scientific body of the European Medicines Agency. Marketing approval of PRIALT was based on the treatment of more than 1,000 patients, including three pivotal clinical studies, which evaluated the efficacy and safety of IT PRIALT in patients with severe chronic pain that was not adequately managed despite a regimen of systemic and/or IT analgesics.


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PRIALT has been awarded orphan drug status in the European Union, which designates it as a product used for the diagnosis, prevention or treatment of life-threatening or very serious rare disorders or conditions.

PRIALT, developed by scientists at Elan, is in a class of non-opioid analgesics known as N-type calcium channel blockers. PRIALT is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the mechanism of action of PRIALT works by targeting and blocking N-type calcium channels on nerves that transmit pain signals.

"PRIALT is the first new IT analgesic for severe chronic pain in many years and in many cases represents an effective alternative to currently available opioids, with no evidence of the development of tolerance to treatment over time, drug addiction or respiratory depression," said Ann Ver Donck, MD, one of the clinical investigators for PRIALT and pain therapy specialist, Multidisciplinary Pain Centre, Brugge, Belgium. "Patients and physicians alike should be encouraged by the body of research supporting PRIALT, which now includes one of the largest and most comprehensive safety databases available for any IT therapy."

The approval of PRIALT was based on three independent pivotal studies, each of which demonstrated significant improvement on the Visual Analog Scale of Pain Intensity, a well-accepted pain outcome measure.

Results of the PRIALT Pivotal Studies

The results of the PRIALT pivotal studies were previously announced upon U.S. Food and Drug Administration approval of PRIALT. The data from the most recent Phase III study will be presented this week at the American Academy of Pain Medicine meeting in Palm Springs, California. In two other Phase III clinical studies, IT-administered PRIALT was found to significantly reduce severe chronic pain in a variety of opioid-resistant patient populations with neuropathic pain and pain related to cancer and AIDS. The results of the first fast-titration study were published last year in the Journal of the American Medical Association (January 7, 2004, Vol. 291, No. 1). The results of the second fast-titration study are currently in preparation for publication.


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PRIALT Safety

PRIALT has been evaluated as an IT infusion in more that 1,000 patients participating in chronic pain studies. The longest treatment duration to date has been more than six years.

The four most commonly reported adverse drug reactions (ADRs) in long-term clinical studies were dizziness, nausea, nystagmus and confusion. Most ADRs were mild to moderate in severity and resolved over time.

Information about PRIALT is available through a toll-free number in EUROPE, 00-800-2683-4736.

About Severe Chronic Pain

Severe chronic pain is defined as pain lasting longer than six months and has multiple causes, such as failed back surgery, injury, accident, cancer, AIDS, and other nervous system disorders.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases, and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Safe Harbor/Forward Looking Statements

This news release contains forward-looking statements by Elan that involve risks and uncertainties and reflect Elan's judgment as of the date of this release. Actual events or results may differ from Elan's expectations. For example, Prialt may not offer new hope or prove to be a significant treatment option for patients in Europe. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F/A (Amendment No. 1) for the year ended December 31, 2003, and in Elan's Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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